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                                                                    EXHIBIT 99.1

PRESS INFORMATION

                                                   [SAP LETTERHEAD]
                                                   SAP AG
                                                   Neurottstrasse 16
                                                   D-69190 Walldorf
                                                   Germany

                                                   CORPORATE COMMUNICATIONS
                                                   Phone +49 (62 27) 7- 4 63 11
                                                   Fax +49 (62 27) 7- 4 63 31
                                                   www.sap.com
                                                   E-mail: press@sap.com


FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      +49-6227-7-44872
                                                           -or-
                                                      David Lowy
                                                      Taylor Rafferty Associates
                                                      +1-212-889-4350

SAP SHARES TO BE MERGED ON JUNE 18

WALLDORF, GERMANY -- JUNE 11, 2001 -- SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced that its single class of ordinary shares are expected to begin trading on June 18, 2001. Trading in preference shares will cease at the close of trading on June 15, 2001.

SAP shareholders do not need to take any action, as the conversion of shares will take place automatically. Holders of SAP's ADRs also do not need to take any action. SAP's ADRs, which trade on the New York Stock Exchange and are currently based on the preference share, will be based on the ordinary share. Following the merger of shares, the ratio of ADRs to ordinary shares will continue to trade on the existing 4:1 basis.

The merger of preference shares into ordinary shares on a 1:1 basis was approved at the Annual General Meeting of shareholders on May 3, 2001. Following the merger each SAP share will carry voting rights.

ABOUT SAP

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com(TM) e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 13,000 companies in over 100 countries run more than 30,000 installations of SAP(TM) software.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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